PORTAGE BIOTECH INC.

THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2020

MANAGEMENT'S DISCUSSION AND ANALYSIS

Prepared as of November 30, 2020

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Portage Biotech Inc. for the three and six months ended September 30, 2020, should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2020 and for the three months ended June 30, 2020, together with the related Management's Discussion and Analysis and audited consolidated financial statements for the year ended March 31, 2020, and Annual Report on Form 20-F for the same period.

Forward-Looking Statements

This document includes "forward-looking statements."  All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by, or that otherwise include the words "believe," "expects," "anticipates," "intends," "estimates" or similar expressions or variations on such expressions are forward-looking statements.  We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

  our plans and ability to develop and commercialize product candidates and the timing of these development programs;
  clinical development of our product candidates, including the results of current and future clinical trials;
  the benefits and risks of our product candidates as compared to others;
  our maintenance and establishment of intellectual property rights in our product candidates;
  our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
  our estimates of the size of the potential markets for our product candidates; and
  our selection and licensing of product candidates.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the focus of our business activities on biotechnology, as well as other factors we believe are appropriate in particular circumstances.  However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3 - Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended March 31, 2020.

Our business focus is that of being primarily a pharmaceutical development business subject to all of the risks of a pharmaceutical development business.  We do not anticipate directly engaging in the post pharmaceutical development endeavors of manufacturing, marketing and distribution of our development products.

Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements.  We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Unless the context indicates otherwise the terms "Portage Biotech Inc.," the "Company," "Portage," "we," "us," "our" are used interchangeably in this Annual Report and refer to Portage Biotech Inc. and its subsidiaries.

Nature of Operations and Overview

Portage Biotech Inc. ("the Company") operated as an Ontario, Canada incorporated company, formerly under the name of Bontan Corporation Inc. ("Bontan") until July 5, 2013.  On July 5, 2013, the Company changed its name to the current name and moved its jurisdiction of incorporation to the British Virgin Islands ("BVI") under a Certificate of Continuance issued by the Registrar of Corporate Affairs of BVI.

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI.  Its Toronto agent, Portage Services Ltd., is located at 6 Adelaide Street East, Suite 300, Toronto, Ontario, M5C 1H6, Canada.

The Company is a reporting issuer with the Ontario Securities Commission and the U.S. Securities and Exchange Commission.  Its ordinary shares trade on the OTC Markets under the trading symbol "PTGEF," effective August 23, 2013, and prior to that date, the shares traded as Bontan Corporation Inc. under the trading symbol "BNTNF."  Effective October 28, 2013, the Company's shares were listed for trading in U.S. currency on the Canadian Securities Exchange under the symbol "PBT.U."

On January 8, 2019, the Company acquired 100% of the equity of SalvaRx Ltd., which has full and partial ownership of six immune-oncology companies that are developing nine products.

On June 5, 2020, the Company completed a reverse-split of its ordinary shares at the rate of 100 old shares for one new share.  The consolidation of shares proposal was approved by our shareholders at the annual general and special meeting of shareholders of the Company held on January 8, 2020.

On June 16, 2020, the Company closed a private placement (the "Offering") for gross proceeds of $6.98 million through the issuance of 698,145 ordinary shares (the "Ordinary Shares") at a price of $10.00 per Ordinary Share.  The Company incurred costs of $248,000 in connection with the Offering, which was offset against the gross proceeds.  The net proceeds from the Offering will be used to accelerate pipeline development/execution and will enable management to pursue new opportunistic value creation.

The current organization chart of the Portage Group is as follows:

Summary of Results

The following table summarizes financial information for the quarter ended September 30, 2020, and the preceding eight quarters (all amounts in 000'US$ except net loss per share, which are actual amounts).  All share and per share amounts reflect the 1:100 reverse stock split effected June 5, 2020.

Quarter ended	Sept. 30	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,
	2020	2020	2020	2019	2019	2019	2019	2018	2018
	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$
Net loss - attributable to the owners of the Company	2,455	696	2,242	376	1,273	1,442	1,901	307	208
Working capital (1)	25	6,293	1,226	1,977	2,500	3,604	4,757	6,015	7,157
Shareholders' equity	102,233	102,646	96,531	98,574	98,248	98,222	99,674	8,979	9,229
Net loss per share - basic	(0.21)	(0.06)	(0.20)	(0.03)	(0.12)	(0.13)	(0.18)	(0.11)	(0.07)
Net loss per share - diluted	(0.21)	(0.06)	(0.20)	(0.03)	(0.12)	(0.13)	(0.18)	(0.11)	(0.07)

(1) September 30, 2020 working capital is net of accrued equity issuable of $3,972 and warrant liability of $271 settled or settleable on a non-cash basis.

Number of Ordinary Shares, Options and Warrants

These are as follows:

As of,	September 30, 2020	November 27, 2020
Shares issued and outstanding	11,685,791	12,083,395
Options granted but not yet exercised (a)	2,980	2,980
Warrants (b)	49,701	49,701

(a) Options are exercisable into equal number of ordinary shares at an average exercise price of $15.00 and have a weighted average remaining contractual life of approximately 1.22 years as of September 30, 2020.

(b) Warrants are exercisable into equal number of ordinary shares at an average exercise prise of $6.64 and have a remaining contractual life of approximately 2.00 years as of September 30, 2020.

Business Environment

Risk Factors

Please refer to the Annual Report on Form F-20 for the year ended March 31, 2020 for detailed information as the economic and industry factors that are substantially unchanged as of the date hereof.

Business Plan

Portage enables research and development of pharmaceutical products and technologies so as to produce more clinical programs and maximize potential returns by eliminating typical overhead costs associated with many biotechnology companies.  We nurture the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by providing funding, strategic business and clinical counsel, and shared services, to enable efficient, turnkey execution of commercially informed development plans.  Our business encompasses nine subsidiary companies whose products or technologies have established scientific rationales, including intra-tumoral, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles.  In collaboration with our subsidiaries, we create viable product development strategies, to cost-effectively deliver best-in-class R&D, clinical trial design, and financial and project management, to ultimately build value and support commercial potential.

Three Months Ended September 30, 2020 Compared to the Three Months Ended September 30, 2019

(All Amounts in 000'$)

Results of Operations

The following details major expenses for the three months ended September 30, 2020 compared to the three months ended September 30, 2019.  The information presented for the three and six months ended September 30, 2019 reflects reclassifications to conform to the classifications used for the three and six months ended September 30, 2020.

Three months ended September 30,	2020	2019
	In 000'$	In 000'$
Operating expenses	(1,168)	(1,570)
Gain on sale of marketable securities	72	-
Gain on fair value of warrant liability	59	-
Loss on accrued equity issuable at a discount	(1,333)	-
Loss on extinguishment of SalvaRx debt	(223)	-
Interest expense	(47)	(108)
Share of loss in associates accounted for under the equity method	(49)	(23)
Net loss	(2,689)	(1,701)
Unrealized gain (loss) on investment, available for sale	(78)	(3)
Total comprehensive loss for period	(2,767)	(1,704)

Non-controlling interest	(234)	(428)
Net loss attributable to owners	(2,533)	(1,276)
Total comprehensive loss for period	(2,767)	(1,704)

Expenses

The overall analysis of the operating expenses is as follows:

Three months ended September 30,	2020	2019
	In 000'$	In 000'$
Research and development	543	1,147
General and administrative expenses	625	423
Total operating expenses	1,168	1,570

Research and Development Costs

These costs comprised the following:

Three months ended September 30,	2020	2019
	In 000'$	In 000'$
Legal regarding Patents' registration	13	64
Consultants - scientists and researchers	262	697
Other outside services - lab testing, peptide handling, etc.	268	386
Total research and development costs	543	1,147

Included in consultants - scientists and researchers are $197 and $481 of non-cash stock-based compensation expense for the three months ended September 30, 2020 and 2019, respectively.

Research and development costs ("R&D") decreased by $604, or 53%, during the three months ended September 30, 2020, compared to the three months ended September 30, 2019.  $284 of this difference resulted from a decrease in non-cash stock-based compensation expense included in research and development costs in the comparable periods.  The decrease in the current year period is also due to the decrease in the level of activities in the comparable periods.

Key Recent Developments

iOx

In November,2020, iOx received regulatory approval to start clinical trials for IMM60 in the UK and IMM65 in the Netherlands.  It is anticipated that both clinic trials will activate before the end of the year.  While Covid-19 challenges remain, iOx remains hopeful of getting its first patients treated soon.  The team also is looking at other clinical opportunities as we have manufactured a good deal of clinical supplies.

Saugatuck Therapeutics Ltd. ("Saugatuck") and Oncomer

Saugatuck focuses on the development of DNA aptamers and certain aptamer-based combination products.  It achieved initial proof of concept of the nanolipogel ("NLG") formulation with Portage's initial investment of $300,000, which triggered an additional investment of $700,000 USD in Saugatuck by Portage.  Saugatuck was able to formulate a proprietary PD1 aptamer in the NLG formulation, and it has shown the formulation properly modulates PD1 signaling and is progressing towards identifying human reactive PDI aptamer I.  In non-clinical, in vivo experiments the NLG-PD1 performed favorably compared to a mouse PD1 antibody.  The additional funding will support exploration of multiple PD1 based co-formulations with small molecules and other DNA aptamers.  Separately, this work has triggered a license from D5 pharma to create additional proprietary DNA aptamers for immune-oncology targets.  This license is with another Portage company, Oncomer.  The Oncomer company supplies Saugatuck with aptamers to be formulated in the NLG platform.

Stimunity

Stimunity has focused on the development of STING agonists in cancer and reached a major development milestone in its preclinical development plan in during the quarter ended June 30, 2020.  As a result of this advancement, Portage made an additional €900k (approximately $1million) investment into Stimunity.  It is anticipated that this additional capital will enable Stimunity to start the manufacturing of its biologic cGAMP-VLP (STI-001) lead compound to create additional drug product to facilitate further development STING-activating cGAMP Virus-Like Particle(cGAMP-VLP) technology has a unique property enabling its payload to preferentially target immune cells, which is different from other chemical STING approaches.  This targeting mechanism has an impact on the stimulation of the immune system and the quality of the anti-tumoral response by delivering the cGAMP via systemic route of administration and that it leads to induction of systemic anti-tumor T-cell response which demonstrates picking the right approach to modulate STING is key.  Stimunity is currently working on a new oral formulation of STING, that the Company believes could be very competitive with other approaches in this area due to its unique virus like particle delivery system.

Intensity

Intensity has shown clinical proof of concept results of their product in humans and has secured regulatory secured fast track status from the FDA.  In addition, Intensity has launched 7 phase 2 studies including clinical collaborations with the two largest immuno-oncology drug manufacturers, BMS and Merck.  Intensity has presented clinical trial results at major conferences, including ASCO and SITC since the beginning of this fiscal year and reported excellent safety, with encouraging signs of efficacy.

General and Administrative Expenses

Key components of general and administrative expenses are:

Three months ended September 30,	2020	2019
	In 000'$	In 000'$
Consulting fees	260	208
Professional fees	166	103
Office and general expenses	199	112
Total general and administrative expenses	625	423

General and administrative expenses increased by $0.2 million, or 49%, during the three months ended September 30, 2020, compared to the three months ended September 30, 2019.  This increase was primarily due to increases in consulting fees attributable to an effort to strengthen the Company's infrastructure.  In addition, professional fees in the three months ended September 30, 2020 increased due to an increase in accounting related expenses.  Finally, office and general expenses increased due primarily to an increase in investor related expenditures.

Six Months Ended September 30, 2020 Compared to the Six Months Ended September 30, 2019

(All Amounts in 000'$)

Results of Operations

The following details major expenses for the six months ended September 30, 2020, compared to the six months ended September 30, 2019.

Six months ended September 30,	2020	2019
	In 000'$	In 000'$
Operating expenses	(2,141)	(3,368)
Gain on sale of marketable securities	72	-
Gain on fair value of warrant liability	59	-
Loss on accrued equity issuable at a discount	(1,333)	-
Loss on extinguishment of SalvaRx debt	(223)	-
Interest expense	(169)	(203)
Share of income (loss) in associate accounted for under the equity method	391	(66)
Net loss	(3,344)	(3,637)
Other comprehensive loss	-	(18)
Total comprehensive loss for period	(3,344)	(3,655)

Non-controlling interest	(193)	(922)
Net loss attributable to owners	(3,151)	(2,733)
Total comprehensive loss for period	(3,344)	(3,655)

Expenses

The overall analysis of the operating expenses is as follows:

Six months ended September 30,	2020	2019
	In 000'$	In 000'$
Research and development	1,290	2,384
General and administrative expenses	851	984
Total operating expenses	2,141	3,368

Research and Development Costs

These costs comprised the following:

Six months ended September 30,	2020	2019
	In 000'$	In 000'$
Legal regarding Patents' registration	96	115
Consultants - scientists and researchers	1,009	1,573
Other outside services - lab testing, peptide handling, etc.	755	696
	1,860	2,384
Proceeds from a legal settlement with a vendor	(570)	-
Total research and development costs	1,290	2,384

Included in consultants - scientists and researchers are $443 and $1,124 of non-cash stock-based compensation expense for the six months ended September 30, 2020 and 2019, respectively.

Research and development costs ("R&D") decreased by $1.1 million, or 46%, in the six months ended September 30,2020, compared to the six months ended September 30, 2019.  The decrease was primarily due to a decrease in consulting expense of $0.6 million, attributed primarily to non-cash stock-based compensation expense included in consulting expense and the receipt by one of Portage's portfolio companies of a $0.6 million cash settlement for a legal dispute it had with a vendor while developing one of its products.  These were offset by a slight increase of $0.1 million in outside services purchased.

General and Administrative Expenses

Key components of general and administrative expenses are:

Six months ended September 30,	2020	2019
	In 000'$	In 000'$
Consulting fees	326	524
Professional fees	241	346
Office and general expenses	284	114
Total general and administrative expenses	851	984

General and administrative expenses decreased by $0.1 million, or approximately 14%, during the six months ended September 30, 2020, compared to the three months ended September 30, 2019.  This reduction was primarily due to a decrease in consulting fees of $0.2 million caused by non-recurring consulting expense incurred in the prior year associated with the SalvaRx acquisition and a reduction in non-cash stock-based compensation expense in the six months ended September 30, 2020, compared to the prior year period.  In addition, professional fees in the six months ended September 30, 2020 decreased by $0.1 million, compared to the six months ended September 30, 2019, due to audit and accounting fees incurred in the prior year period.  These were offset by an increase in office and general expenses of $0.2 million in the current year period, due primarily to investor related expenses.

Liquidity and Capital Resources

On June 16, 2020, the Company closed a private placement of ordinary shares for gross proceeds of approximately $7.0 million through the issuance of 698,145 ordinary shares at a price of $10.00 per share.  The Company incurred costs of $248,000 in connection with the offering, which was offset against the gross proceeds.  The net proceeds from the offering will be used to finance operating expenses and accelerate pipeline development/execution and will enable management to pursue new opportunistic value creation.  A portion of the proceeds was used to settle the SalvaRx Notes.

Operating Cash Flow

During the six months ended September 30, 2020, operating activities required a net cash outflow of approximately $2,573,000, compared to a net cash outflow from operations of approximately $2,222,000 during the six months ended September 30, 2019.  The cash obligations were funded by existing cash plus a portion of the net proceeds from the private placement of approximately $6,733,000, net of offering costs, closed in June 2020.  These amounts were consistent with the Company's level of research and development activities in the comparable periods.

The Company currently does not have any contractual commitments to fund further research and development at its subsidiaries.

The Company's continuing operations are dependent upon any one of:

1. the development and identification of economically recoverable medical solutions;

2. the ability of the Company to obtain the necessary financing to complete the research; or

3. future profitable production from or proceeds from the disposition of intellectual property.

The Company has incurred substantial operating losses since inception due to significant research and development spending and corporate overhead and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable.  As of September 30, 2020, the Company held cash balances of approximately $4.3 million, working capital of approximately $0.025 million ($4.3 million adjusted for accrued equity issuable and warrant liability settleable  on a non-cash basis ) and an accumulated deficit of approximately $25.5 million.  The Company has historically funded its operations from proceeds from the sale of equity and debt securities.  The Company will require significant additional capital to make the investments it needs to execute its longer-term business plan.  The Company's ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, even if it were successful, future equity issuances would result in dilution to its existing stockholders and any future debt securities may contain covenants that limit the Company's operations or ability to enter into certain transactions.

The Company's current cash will be sufficient to fund operations for at least the next 12 months.  However, the Company will need to continue to raise additional funding through strategic relationships, public or private equity or debt financings, grants or other arrangements to develop and seek regulatory approvals for the Company's existing and new product candidates.  If such funding is not available or not available on terms acceptable to the Company, the Company's current development plan and plans for expansion of its general and administrative infrastructure may be curtailed.

Investing Cash Flows

On June 1, 2020, the Company made an additional $1.0 million investment in Stimunity upon Stimunity's achievement of certain agreed milestones, increasing its equity share in Stimunity to 44%.

There were no investing activities during the six months ended September 30, 2019.

Financing Cash Flows

On June 16, 2020, the Company completed a private placement offering of 698,145 restricted ordinary shares at a price of $10 per share for gross proceeds of $6.98 million to accredited investors.  Directors of the Company subscribed for 215,000 shares for $2,150,000.  The Company incurred offering costs of $248,000 in connection with the private placement.

The Company also repaid a $1million advance from a related party in July 2020.

There were no financing activities during the six months ended September 30, 2019.

Key Contractual Obligations

Details of contractual obligations, commitments and contingent liabilities are provided in Note 16 to the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2020.

Off-balance Sheet Arrangements

As of September 30, 2020 and 2019, the Company did not have any off-balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with Related Parties

Significant related party transactions are detailed in Note 17 to the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2020.

Financial and Derivative Instruments

The Company's financial instruments recognized in the Company's condensed consolidated interim statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The following table summarizes the Company's financial instruments as of September 30, 2020 and March 31, 2020:

	As of September 30, 2020		As of March 31, 2020
	Amortized Cost	Fair Value to Other Comprehensive Income (FVTOCI)	Amortized Cost	FVTOCI
	in 000'$	in 000'$	in 000'$	in 000'$
Financial assets
Cash and cash equivalents	4,431	-	3,152	-
Prepaid expenses and other receivables	480	-	574	-
Investments	-	10,025	-	8,702
	Amortized Cost	Fair Value through Profit or Loss (FVTPL)	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	343	-	1,268	-
Accrued equity issuable	-	3,972	-	-
Unsecured notes payable	300	-	3,661	-
Warrant liability	-	271	-	-

A summary of the Company's risk exposures as it relates to financial instruments are reflected below.

During September 2020, the Company settled the SalvaRx Note obligations originally due in June 2021 in an aggregate principal amount of approximately $3.7 million, plus accrued interest of $0.75 million in exchange for cash payments totalling $1.77 million and 397,604 of the associated warrants with an exercise price of $6.64 per share.  The warrants were exchanged for an equal number of warrants to acquire Portage stock at the same price per share.  The Company accounted for the contractual value of the exercised and outstanding warrants at September 30, 2020 of $2.64 million as accrued equity issuable.  Additionally, the Company recorded a loss of $1.3 million increasing accrued equity issuable to recognize the discount between the fair value of the underlying shares of $9.99 at September 30, 2020 (the closing market price on that date) and the contract price of $6.64 per share, which was reflected in the Company's results of operations for the three and six months ended September 30, 2020.

Fair value of financial instruments

The Company's financial assets and liabilities are comprised of cash, receivables and investments in equities and private entities, accounts payable, warrant liability and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

  Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.
  Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.
  Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.  Investments are classified as Level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate their fair values:

Investment in Biohaven: Fair value was based on a quoted market price of $34.03 per share as of March 31, 2020 (Level 1).  The investment was sold in August 2020.

Investment and option in Nekonal: Fair value has been listed at $0.

Investment in Sentien: Fair value of the asset is determined by considering strategy changes by Sentien (Level 3).

Investment in Intensity: Fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors (Level 3).

Accrued equity issuable: The fair value is estimated based on the quoted market price at September 30, 2020 (Level 1).

Unsecured notes payable and warrant liability: The fair value is estimated using a Black Scholes model (Level 3).

Warrant Liability: The fair value is estimated using a Black Scholes model (Level 3).

There have been no transfers between levels of the fair value hierarchy for the three and six months ended September 30, 2020 and the year ended March 31, 2020.

The Company's financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

Credit risk.  Credit risk is the risk of loss associated with a counterparty's inability to fulfil its payment obligations.  The credit risk is attributable to various financial instruments, as noted below.  The credit risk is limited to the carrying value as reflected on the condensed consolidated interim statements of financial position.

Cash.  Cash is held with major international financial institutions and therefore the risk of loss is minimal.

Other receivables.  The Company is exposed to credit risk attributable to its debtor since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (see Note 4), payable over the next four years.  The debtor has so far been diligent in paying the amounts on the due dates and PPL management will be monitoring the account on a regular basis.

Liquidity risk.  Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.  The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects.  The Company believes that it has sufficient funding to finance the committed drug development work, apart from meeting its operational needs for the foreseeable future.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned.  The current uncertainty in global markets could have an impact on the Company's future ability to access capital on terms that are acceptable to the Company.  There can be no assurance that required financing will be available to the Company.

Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards ("IFRS") requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments, research and development costs, fair value used for acquisition and measurement of share-based compensation.  Significant areas where critical judgments are applied include assessment of impairment of investments and goodwill and the determination of the accounting acquirer and acquiree in the business combination accounting.

New Accounting Standards, Interpretations and Amendments

The Company is also unaware of any applicable but not-yet-adopted standards that are expected to materially affect the financial statements of future periods.

Internal Controls Over Financial Reporting

The management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting.  The Company's internal control system was designed to provide reasonable assurance to the Company's management and the board of directors regarding the reliability of financial reporting and preparation and fair presentation of published financial statements for external purposes in accordance with IFRS.  Internal control over financial reporting includes those policies and procedures that:

1. pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2020.  In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on the evaluation under these criteria, management identified material weaknesses in the Company's internal controls over financial reporting, and as a result, management concluded that the Company's internal control over financial reporting was not effective as of September 30, 2020.

Management identified the following material weaknesses set forth below in our internal control over financial reporting.

  Management was unable to perform an effective risk assessment or monitor internal controls over financial reporting;
  The management of the Company lacks the number of skilled persons it requires given the complexity of the reporting requirements it has to make, which more specifically include the staff and expertise (i) to properly segregate duties and perform oversight of work performed and to perform compensating controls over the finance and accounting functions, (ii) to establish and perform fair value estimates or subsequently monitor fluctuations in fair value estimates, and (iii) to apply complex accounting principles, including those relating to business combination accounting, income taxes and fair value estimates; and
  There are insufficient written policies and procedures in place to ensure the correct application of accounting and financial reporting with respect to the current requirements of IFRS and SEC disclosure requirements, some of which specifically relate to investment accounting and fair value measures, assessment of in-process research and development assets, share based payments, carrying amounts of goodwill and intangible assets and business combination accounting.

Public Securities Filings

Additional information, including the Company's annual information in the Annual Report on Form 20-F, is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.com.